                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)*

                          CAPROCK COMMUNICATIONS CORP.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock $.01 par value per share
                     -------------------------------------
                         (Title of Class of Securities)

                                  140667 10 6
                                 --------------
                                 (CUSIP Number)

                             Jere W. Thompson, Jr.
             15601 Dallas Parkway, Suite 700, Dallas, Texas 75001,
                                 (972) 982-9500
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 22, 2000
                                ---------------
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 8 Pages
                                                                   ---  ---

                                  SCHEDULE 13D

CUSIP No. 140667 10 6                                         Page 2 of 8 Pages
          -----------                                             ---  ---

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON - Mark Langdale

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                    (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS

   OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(D) OR 2(E)                                         [ ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
--------------------------------------------------------------------------------
                                        7. SOLE VOTING POWER

                                             3,915,054*
NUMBER OF                              -----------------------------------------
SHARES                                  8. SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                     4,429,913
REPORTING                              -----------------------------------------
PERSON WITH                             9. SOLE DISPOSITIVE POWER

                                             3,915,054*
                                       -----------------------------------------
                                       10. SHARED DISPOSITIVE POWER

                                             4,429,913
                                           * Includes 3,333 shares subject to
                                             currently exercisable options.
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

    8,344,967
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                      [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.1%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                                                               Page 3 of 8 Pages
                                                                   ---  ---

Item 1. SECURITY AND ISSUER.

     The name of the issuer is CapRock Communications Corp. (the "Issuer"). The Issuer is organized under the laws of the State of Texas and its principal executive offices are located at 15601 Dallas Parkway, Suite 700, Dallas, Texas 75001. The class of equity securities to which this statement relates are shares of common stock, par value $.01 per share, of the Issuer (the "Common Stock").

Item 2. IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Mark Langdale (the "Reporting Person").

         (b) The business address of the Reporting Person is 5950 Berkshire Blvd., Suite 990, Dallas, Texas 75225.

         (c) The present principal occupation of the Reporting Person is President of Posadas USA, Inc., a hotel management company.

         (d) In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The place of citizenship of the Reporting Person is the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person beneficially acquired the shares of Common Stock being reported on hereunder on August 26, 1998 pursuant to the terms of an Agreement and Plan of

                                                               Page 4 of 8 Pages
                                                                   ---  ---

Merger and Plan of Exchange dated as of February 16, 1998, by and among IWL Communications, Incorporated, a Texas corporation ("IWL"), the Issuer, IWL Acquisition Corp., a Texas corporation and a subsidiary of Holdings ("I-Sub"), CapRock Telecommunications Corp., a Texas corporation ("Telecommunications"), CapRock Acquisition Corp., a Texas corporation and a subsidiary of Holdings ("C-Sub"), and CapRock Fiber Network, Ltd., a Texas limited partnership (the "Partnership"), which agreement was amended on April 30, 1998, June 20, 1998 and July 8, 1998 (as amended, the "Merger Agreement"). As more fully described in the Registration Statement on Form S-4, as amended (the "Registration Statement"), File No. 333-57365, filed by the Issuer with the Securities and Exchange Commission (the "Commission") and declared effective on July 20, 1998, on August 26, 1998 I-Sub and C-Sub were merged with and into IWL and Telecommunications, respectively (the "Mergers"), with each of IWL and Telecommunications as the surviving corporations. In addition, on such date all of the interests in the Partnership were exchanged (the "Interest Exchange" and, together with the Mergers, the "Transaction") for shares of Common Stock. The Registration Statement is attached hereto as Exhibit 1. At the effective time of the Mergers and the Interest Exchange, among other things, each outstanding share of Telecommunications common stock was converted into 1.789030878 shares of the Common Stock of the Issuer and each 1% general or limited partnership interest in the Partnership was exchanged for 63,194.54 shares of Common Stock of the Issuer.

     On February 22, 2000, the Reporting Person received as a pro rata distribution 584,057 shares of Common Stock of the Issuer from CapRock Investors, a Texas joint venture of which the Reporting Person is a general partner. Additionally, each of The Patricia Langdale 1999 Trust u/a/d April 12, 1999 and The Mark Langdale 1999 Trust u/a/d April 12, 1999, received 628,064 shares of Common Stock of the Issuer from such distribution from CapRock Investors. Mr. Langdale is the Trustee of each of such trusts. Prior to that, from the period November 23, 1999 to November 29, 1999 the Reporting Person sold in the open market an aggregate of 43,000 shares of Common Stock of the Issuer at an average price of $25.13 per share and from the period September 2, 1999 through September 8, 1999, the Reporting Person contributed an aggregate of 350,000 shares of the Common Stock of the Issuer to various exchange funds for units of the exchange funds. The Common Stock was valued at various prices between $24.375 and $24.72 per share for purposes of determining the number of units of the exchange funds issuable to the Reporting Person. Additionally, the Reporting Person is eligible to participate in the Issuer's 1998 Equity Incentive Plan and has from time to time received grants of options to purchase Common Stock of the Issuer thereunder.

     On September 4, 1998, the Reporting Person filed a Schedule 13D (the "Schedule 13D") to reflect the Reporting Person's ownership of the shares of the Common Stock that the Reporting Person received in exchange for his shares of Telecommunications common stock and his partnership interests in the Partnership as a result of the consummation of the Transaction. This Amendment No. 1 to the Schedule 13D is being filed to report the subsequent transactions in the Common Stock by the Reporting Person.

                                                               Page 5 of 8 Pages
                                                                   ---  ---

Item 4. PURPOSE OF TRANSACTION.

     The Reporting Person currently hold the shares of Common Stock reported on hereunder for investment purposes. The Reporting Person currently has no plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     On February 22, 2000, the Reporting Person received as a pro rata distribution 584,057 shares of Common Stock of the Issuer from CapRock Investors, a Texas joint venture of which the Reporting Person is a general partner. Additionally, each of The Patricia Langdale 1999 Trust d/a/d April 12, 1999 and The Mark Langdale 1999 Trust u/a/d April 12, 1999, received 628,064 shares of Common Stock of the Issuer from such distribution from CapRock Investors. Mr. Langdale is the Trustee of each of such trusts. Prior to that, from the period November 23, 1999 to November 29, 1999 the Reporting Person sold in the open market an aggregate of 43,000 shares of Common Stock of the Issuer at an average price of $25.13 per share and from the period September 2, 1999 through September 8, 1999, the Reporting Person contributed an aggregate of 350,000 shares of the Common Stock of the Issuer to various exchange funds for units of the exchange funds. The Common Stock was valued at various prices between $24.375 and $24.72 per share for purposes of determining the number of units of the exchange funds issuable to the Reporting Person. Additionally, the Reporting Person is eligible to participate in the Issuer's 1998 Equity Incentive Plan and has from time to time received grants of options to purchase Common Stock of the Issuer thereunder.

     Of the 8,344,967 shares of Common Stock (constituting 25.1% of the issued and outstanding shares of Common Stock of the Issuer as of the date of this
Schedule 13D) beneficially held by the Reporting Person, CapRock Investors, is the record holder of 4,320,981 shares, CapRock Systems, Inc., a Texas corporation ("CapRock Systems"), is the record holder of 108,932 shares and the Reporting Person is the record holder of 2,655,593 shares and a currently exercisable option to acquire 3,333 shares (collectively, 8.0%). The Reporting Person has the sole voting and dispositive power with respect to the 3,915,054 shares held of record by the Reporting Person. In addition, the Reporting Person owns a controlling interest in CapRock Investors and is a 50% stockholder and officer and director of CapRock Systems. As a result of the relationships described above, (i) each of the Reporting Person and CapRock Investors shares or may be deemed to share the power to vote and dispose of all of the shares of Common Stock held of record by CapRock Investors, and (ii) each of the Reporting Person and CapRock Systems shares or may be deemed to share the power to vote and dispose of all of the shares of Common Stock held of record by CapRock Systems. Accordingly, the Reporting Person may be deemed to be a beneficial owner of all of the shares held of record collectively by himself, CapRock Investors, and CapRock Systems. CapRock Investors has filed a separate Schedule 13D to report its beneficial ownership of shares of Common Stock of the Issuer.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

                                                               Page 6 of 8 Pages
                                                                   ---  ---

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT 1 Registration Statement on Form S-4 (Incorporated herein by reference to the Registration Statement on Form S-4, as amended, filed by the Issuer with the Commission on June 22, 1998, SEC File No. 333-57365).

                                                               Page 7 of 8 Pages
                                                                   ---  ---

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 15, 2000                      /s/ Mark Langdale
                                        -------------------------------
                                        Mark Langdale

                                                               Page 8 of 8 Pages
                                                                   ---  ---

          EXHIBIT                                                                    PAGE
          -------                                                                    ----
EXHIBIT 1 Registration Statement on Form S-4 (Incorporated herein by reference to the Registration Statement on Form S-4, as amended, filed by the
          Issuer with the Commission on June 22, 1998, SEC File No. 333-57365).